

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2024

James Jin Cheng
Chief Financial Officer
Canaan Inc.
28 Ayer Rajah Crescent #06-08, S139959
Singapore

      Re: Canaan Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2023
          Filed April 17, 2024
          File No. 001-39127

Dear James Jin Cheng:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing